United States securities and exchange commission logo





                             December 7, 2020

       Ashish Arora
       Chief Executive Officer and Director
       Cricut, Inc.
       10855 South River Front Parkway
       South Jordan, Utah 84095

                                                        Re: Cricut, Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted November
10, 2020
                                                            CIK No. 0001828962

       Dear Mr. Arora:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1

       Prospectus Summary, page 1

   1.                                                   You state that you have
3.7 million users but we note that you had 2.5 million users as of
                                                        December 31, 2019.
Please clarify. Also, please provide appropriate context
                                                        by disclosing the
number of paid users wherever you discuss the number of total users.
       Our Opportunity, page 3

   2. Please disclose the material facts and underlying assumptions that support the estimates of your Serviceable
Addressable Market and Total Addressable Market. Also, disclose the source of the user
statistics included in the bulleted list on page 4.
 Ashish Arora
FirstName
Cricut, Inc.LastNameAshish Arora
Comapany7,
December    NameCricut,
              2020      Inc.
December
Page 2     7, 2020 Page 2
FirstName LastName
Risk Factors
We rely on a limited number of third party-suppliers..., page 37

3. We note your disclosure in the notes to the financial statements that the company's top three vendors accounted for approximately 82% and 94% of total finished goods purchases in 2018 and 2019, respectively. Please discuss the material terms of any agreements with these suppliers or vendors.
The outbreak of the COVID-19 pandemic could adversely affect our business..., page 57

4. You state that during the COVID-19 pandemic, you have seen an increase in demand for your products and subscriptions. Please revise this risk factor to quantify the impact
         COVID-19 has had on your product sales and subscriptions.
Use of Proceeds, page 69

5. Please quantify the amount of proceeds that may be used to pay amounts owed to holders of your outstanding phantom unit awards. Refer to Item 504 of Regulation S-K.
Selected Consolidated Financial and Other Data, page 76

6. Tell us what consideration you gave to including pro forma presentation of earnings per share giving effect to your performance based incentive awards and your phantom units that will vest upon the effectiveness of your initial public offering and the reorganization, described on page 68 (excluding the effects of the offering). Management's Discussion and Analysis of Financial Condition and Results of Operations
Overview of Our Business and History, page 79

7. To provide appropriate context regarding the total revenues you present on the graph, please also include the total amount of net loss or income for the same periods in the chart. Consider also providing the number of paid users over the same time period that you present the total number of users.
Percentage of Users Creating in Trailing 90 Days, page 86

8. Please briefly explain how you are able to track whether a user has used a connected machine for any activity in the past 90 days.
Key Business Metrics and Non-GAAP Financial Measures, page 86

9.       In order to provide context to your    User    metric clarify whether
all of these users are still
         active on your machines and the frequency of the activity. As it appears that a significant
         portion of    Users    have not created in the trailing 90 days, tell
us why you refer to this
         metric as    Users    rather than    Connected Machine Sales.
Disclose any known limitations
         associated with this metric.
 Ashish Arora
FirstName
Cricut, Inc.LastNameAshish Arora
Comapany7,
December    NameCricut,
              2020      Inc.
December
Page 3     7, 2020 Page 3
FirstName LastName
10.      In order to provide context to your    Percentage of Users Creating in
Trailing 90 Days
         metric clarify whether these are all paying users from whom you received additional revenue in the form of subscriptions or sales of accessories and materials. Disclose any known limitations associated with this metric.
Results of Operations
Cost of Revenue, Gross Profit and Gross Margin, page 91

11. You disclose that your gross margin for connected machines and accessories and materials decreased in 2019 as compared to 2018 due, in part, to tariffs. Please clarify the nature of these tariffs and any know trends regarding these costs.
12. You disclose that your gross margin for accessories and materials decreased in 2019 as compared to 2018 due, in part, to unfavorable inventory adjustments. Please clarify the nature of these adjustments and any known trends regarding these costs.
Management
Non-Employee Directors, page 121

13. We note that Messrs. Makler, Blasnik and Freeman appear to be affiliated with Petrus
         P.C. LLC, your controlling shareholder. Please disclose whether these directors were appointed to the board in connection with any shareholder agreement and whether they will continue to serve as directors after the offering. Refer to Item 401(a) of Regulation S-
         K.
Principal Stockholders, page 140

14. Please disclose the natural person or persons who exercise the voting and/or dispositive powers with respect to the securities owned by the entities affiliated with Petrus P.C. LLC.
Consolidated Financial Statements
Notes to Consolidated Financial Statements
2. Summary of Significant Accounting Policies
Revenue Recognition, page F-12

15. Your disclosure indicates that as part of your service offering you provide access to your cloud based software that is used to interact with the machine and that this is a distinct performance obligation. Please clarify the stand-alone functionality the machine has without access to your cloud based software and how customers derive substantive benefit from just the machine. Please also clarify the functionality provided by the cloud based software as well as the upgrades and enhancements. Refer to ASC 606-10-25-21.
16. Your disclosure on page 109 states that your platform accompanies a user from an idea to a finished project, with Cricut providing the connected machines, design apps and accessories and materials to make this a seamless journey. In determining your performance obligations, clarify how you considered whether the connected machine,
 Ashish Arora
Cricut, Inc.
December 7, 2020
Page 4
         access to your cloud based software, and access to your design apps represent the combined output for which the customer has contracted and its ability to derive the intended benefit from the contract depends on the transfer of all of these services. Clarify whether other providers offer cloud based services with the same functionality that your customers can access with their machines. Refer to ASC 606-10-25-21.
17. Your disclosure on page 108 states that your software is cloud-based meaning that users can access and work on their projects anywhere, at any time, across desktops or mobile
         devices and that each user   s credentials, profile, machine
registration data, pressure
         settings for various materials and tools, uploaded images, designs, projects, community networks and more are stored in the cloud. Clarify whether you have a hosting performance obligation and how you have accounted for this obligation.
18. Clarify if there is a contractual term over which you are obligated to provide access to your cloud based software and designs, unspecified upgrades and enhancements to the essential software, and hosting of customer information and designs stored in the cloud.
19. Your disclosure indicates that the SSP of the hardware and essential software reflects the
         Company   s best estimate of the selling price if it was sold
regularly on a standalone basis.
         Clarify if you do sell the hardware and essential software separately from the other performance obligations and if you use the observable price for such stand-alone sales as stand-alone selling price. Otherwise, please clarify how you estimated the stand-alone selling price. Refer to ASC 606-10-32-31 through 35.
10. Capital Structure, page F-25

20. Please clarify the circumstances surrounding the termination of the Series L shares and whether there were any other rights or privileges exchanged or liabilities extinguished in connection with the termination. Clarify if there was any relationship between the Series
         L shareholders and the Company, its directors and officers, or its existing shareholders and whether they received any services from the Company.
11. Stock-Based Compensation, page F-25

21. Your disclosure indicates that your performance based incentive units and phantom units pay out upon the occurrence of a liquidation event such as a change in control transaction.
       Please clarify if a change in control transaction includes an initial public offering. If so, disclose how many shares will vest upon the effectiveness of an initial public offering and the associated compensation expense that will be recognized.
FirstName LastNameAshish Arora
22. Please include the fair value of the underlying common units of Circuit Holdings used in
Comapany    NameCricut, Inc.
       the determination   of the fair value of your awards with the weighted
average assumptions
December 7, 2020 Page 4 each period presented.
       that you disclose  for
FirstName LastName
 Ashish Arora
FirstName
Cricut, Inc.LastNameAshish Arora
Comapany7,
December    NameCricut,
              2020      Inc.
December
Page 5     7, 2020 Page 5
FirstName LastName
15. Net Income per Share, page F-31

23. Please clarify how you considered your outstanding equity awards in the calculation of diluted earnings per share and provide the information required by ASC 260-10-50-1.
General

24. Please supplementally provide us with copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
       You may contact Laura Veator, Staff Accountant, at (202) 551-3716 or Stephen
Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Crispino,
Staff Attorney, at (202) 551-3456 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Technology
cc:      Rezwan D. Pavri